
03021833

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

## BY ELECTRONIC FILERS


RECD S.E.C.
JUN 10 2003
1086

Hauser, Inc.
Exact Name of Registrant as Specified in Charter

0000773723
Registrant CIK Number

Form 8-K FOR 6-10-03
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

0-17174
SEC File Number, if available


PROCESSED
JUN 11 2003
FINANCIAL

1217869.1

**SIGNATURES**

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 4th day of June 2003.

HAUSER, INC.

By: 

Name: Kenneth C. Cleveland
Title: President and Chief Executive Officer

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED APRIL 30, 2003 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION**

# MONTHLY OPERATING REPORT

## FOR THE MONTH ENDED APRIL 30, 2003

## OF

## HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

COPY

Office of the United States Trustee

| In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB | **Debtor In Possession Operating Report** Report Number: 1 For the period- FROM: April 1, 2003 TO: April 30, 2003 |
|---|---|

## 1. Profit and Loss Statement (Accrual Basis Only)

| **A. Related in Business Operations:** | | | | |
|---|---|---|---|---|
| **INCOME** | | | | |
| Gross Sales | | | | |
| (Sales Returns and Discounts) | | | | |
| Net Sales | | | | |
| Beginning Inventory at Cost | | | | |
| Add: Purchases | | | | |
| Less: Ending Inventory at Cost | | | | |
| Cost of Goods Sold | | | | |
| Gross Profit | | | | |
| Other Operating Revenues - Rentals | | | | |
| **Total Income** | | | | |
| **EXPENSES** | | | | |
| Officer Compensation | | | | |
| Salaries and Wages - Other Employees | | | | |
| Employee Benefits and Pensions | | | | |
| Total Employee wages, benefits, and pensions | | | | |
| Payroll Taxes | | | | |
| Real Estate Taxes | | | | |
| Federal and State Income Taxes | | | | |
| Total Taxes | | | | |
| Rent and Lease Exp. (Real and Personal Property) | | | | |
| Interest Expense (Mortgage, Loan, etc.) | | | | |
| Insurance | | | | |
| Automobile Expense | | | | |
| Utilities (Gas. Electricity, Water, Telephone, etc.) | | | | |
| Depreciation and Amortization | | | | |
| Repairs and Maintenance | | | | |
| Advertising | | | | |
| Supplies, Office Expenses, Photocopies, etc. | | | | |
| Bad Debts | | | | |
| Miscellaneous Operating Expenses (See Attached) | | | | |
| Total other operating costs & Expenses | | | | |
| **Total Operating Expenses** | | | | |
| **Net Gain/Loss from Business Operations** | | | | |
| **B. Not Related to Business Operations:** | | | | |
| **INCOME** | | | | |
| Interest Income | | | | |
| Other Non-Operating Revenues (Specify) | | | | |
| Gross Proceeds on Sale of Assets | | | | |
| Less: Original Cost of Assets plus Expenses of Sale | | | | |
| Net Gain/Loss on Sale of Assets | | | | |
| Total Non-Operating Income | | | | |
| **EXPENSES** | | | | |
| Legal and Professional Fees (Specify) | | | | |
| Other Non-Operating Expenses (Specify) | | | | |
| Total Non-Operating Expenses | | | | |
| **Net Gain/Loss Not from Business Operations** | | | | |
| **NET INCOME / LOSS FOR PERIOD** | | | | |

**see attached sheet**

## 2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

| | Accounts Payable | Accounts Receivable |
|---|---|---|
| Current - Under 30 Days | 86,823 | 664,068 |
| Overdue - 31 - 60 Days | | 443,049 |
| Overdue - 61 - 90 Days | | 199,124 |
| Overdue - 91 - 120 Days | | 359,261 |
| Overdue - Over 121 Days | | - |
| TOTAL | 86,823 | 1,665,502 |

## 3. Statement of Status of Payments to Secured Creditors and Lessors:

| | | | | Post-Petition Payments Not Made* | |
|---|---|---|---|---|---|
| Creditor/Lessor | Frequency of Payments per Contract/Lease (I.e. mo/qtr) | Amount of Each Payment | Next Payment Due | Number | Amount |
| Bay 4 Capital Partners Inc. | Monthly | 9,635 | 5/1/2003 | | |
| GE Capital | Monthly | 198 | 5/12/2003 | | |
| Micron Commercial Computer Svs | Monthly | 61 | 5/24/2003 | | |
| Micron Leasing | Monthly | 4,558 | 5/15/2003 | | |
| Xerox Corporation | Monthly | 973 | 5/1/2003 | | |
| Xerox Corporation | Monthly | 973 | 5/1/2003 | | |
| | | | | | |
| | | | | | |

* Explanation for Non-Payment: In addition, debtors are accruing interest to Wells Fargo Bank, NA, at the rate of 1.5% per annum consistent with the terms of the cash collateral agreement.

## 4. Tax Liability:

Gross Payroll Expense for Period: 149,732

Gross Sales Subject to Sales Tax for Period: N/A

| Type of Tax | Date Paid | Amount Paid* | Post-Petition Taxes Still Owing |
|---|---|---|---|
| Federal Payroll and Withholding Taxes | 4/30/2003 | 38,073 | |
| State Payroll and Withholding Taxes | 4/30/2003 | 5,878 | |
| State Sales and Use Taxes | None | | |
| Real Property Taxes | None | | |

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

## 5.Insurance Coverage:

| Type of Insurance | Carrier/Agent Name | Amount Of Coverge | Policy Expiration Date | Premium Paid Through Date |
|---|---|---|---|---|
| Workers' Compensation | | | | |
| Liability | | | | |
| Fire and Extended Cover'g | | | | |
| Property | | | | |
| Theft | | | | |
| Life (list beneficiary) | | | | |
| | | | | |
| Vehicle | | | | |
| Other (specify) | | | | |

**Please see attachment for insurance coverage**

## 6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

| | |
|---|---|
| | YES (Explain:) |
| X | NO |

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

| | |
|---|---|
| | YES (Explain:) |
| X | NO |

## 7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

| Name of Professional | Type of Professional (Attorney, accountant, etc.) | Total Post-Petition Amount Unpaid |
|---|---|---|
| | | |
| Unknown | | |
| | | |
| | | |
| | | |
| | | |

## 8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

Zuellig Botanicals, Inc. provides the debtor-in-possession with certain services including sales, billing and collections services and purchasing services, for which they are compensated.

## 9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

| Quarterly Period Ending | Total Disbursements for Quarter | Quarterly Fee | Date Paid | Amount Paid | Check Number | Quarterly Fee Still Owing |
|---|---|---|---|---|---|---|
| | | | | | | |
| | None | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 5/27/03



Debtor In Possession or Trustee
Title - Chief Financial Officer

In re: Hauser Inc.
A Delaware Corporation

Debtor in Possession Operating Report
Report Number: 1

# Hauser, Inc.
## Summary Income Statement
## April 30, 2004
(dollars in thousands)

| | Current Month | One Month Ended Year-to-date |
|---|---|---|
| **Sales** | $ 764 | $ 764 |
| Cost of Sales | 572 | 572 |
| Gross margin | 192 | 192 |
| Sales and marketing | 48 | 48 |
| G & A expenses | 335 | 335 |
| Total Operating Cost | 383 | 383 |
| Contribution | (190) | (190) |
| Hauser, Inc. Corporate Services | (237) | (237) |
| **Operating income (loss)** | 47 | 47 |
| New products expense | (75) | (75) |
| Interest expense | (57) | (57) |
| **Profit (Loss) before Other Income (Expense) & Discontinued Operation** | (85) | (85) |
| Chapter 11 Reorganization Costs | (100) | (100) |
| **Profit (loss) before tax** | (185) | (185) |
| Income taxes | - | - |
| **Net income (loss)** | $ (185) | $ (185) |

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 1

| Type of Insurance | Carrier/Agent Name | Amount Of Coverge | Policy Expiration Date | Premium Paid Through Date |
|---|---|---|---|---|
| Workers' Compensation | Wausau Insurance/Acordia | $1MM/$1MM/$1MM | 4/1/03-04 | 4/1/2004 |
| California | Incl | | | |
| Colorado | Incl | | | |
| | | | | |
| Liability | Evanston Insurance/Acordia | $1MM/$2MM | 8/19/02-03 | 5/18/2003 |
| Property | St. Paul/Acordia | See Below | 11/1/02-03 | 5/31/2003 |
| Real Property | St. Paul/Acordia | 4,139,502 | Same | " |
| Personal Property | St. Paul/Acordia | 918,487 | Same | " |
| Machinery | St. Paul/Acordia | 9,654,327 | Same | " |
| Business Income | St. Paul/Acordia | 11,000,000 | Same | " |
| Theft-Money | St. Paul/Acordia | 10,000 | 11-1-02/03 | " |
| Life (list beneficiary) | | | | |
| | | | | |
| Vehicle | St. Paul/Acordia | 1,000,000 | 11/102-03 | 5/31/2003 |
| California | No autos | | | |
| Other | 1 vehicle in CO | | | |
| Other (specify) | | | | |
| Flood & Earthquake (DIC) | Mt. Hawley/Great American/Greenwich Insurance Co/Acordia | | | |
| D&O | XL Specialty/Acordia | 10,000,000 | 11/1/02-03 | 11/1/2003 |
| Excess | St. Paul/Acordia | 5,000,000 | 11/1/02-03 | 5/31/2003 |
| EPL | Hudson Insurance/Acordia | 1,000,000 | 11-15-02 / 11-1-03 | 5/31/2003 |
| Cargo | St. Paul/Acordia | 1,000,000 | 11-1-02/03 | 5/31/2003 |
| Foreign Liability | St. Paul/Acordia | 2,000,000 | 11-1-02/03 | 5/31/2003 |
| Fiduciary | Chubb/Acordia | 1,000,000 | 11/16/02-03 | 5/31/2003 |
| Crime/Employee Dishonesty | St. Paul/Acordia | 200,000 | 11-1-02/03 | 5/31/2003 |

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 1

| Miscellaneous Operating Expenses | | |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | Total Miscellaneous Operating Expenses | |

| Legal and Professional Fees | | |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | Total Legal and Professional Fees | |

Other Non-Operating Expenses

| | | |
|---|---|---|
| | | |
| | | |
| | | |
| | Total Other Non-Operating Expenses | |

COPY

Office of the United States Trustee

| | |
|---|---|
| In re: Botanicals International Extracts Inc.<br>A Delaware Corporation<br>Debtor<br>Chapter 11 Case No: LA 03-18798-BB | **Debtor In Possession Operating Report**<br>Report Number: 1<br>For the period-<br>FROM: April 1, 2003<br>TO: April 30, 2003 |

## 1. Profit and Loss Statement (Accrual Basis Only)

| **A. Related in Business Operations:** | | | | |
|---|---|---|---|---|
| **INCOME** | | | | |
| Gross Sales | | | | |
| (Sales Returns and Discounts) | | | | |
| Net Sales | | | | |
| Beginning Inventory at Cost | | | | |
| Add: Purchases | | | | |
| Less: Ending Inventory at Cost | | | | |
| Cost of Goods Sold | | | | |
| Gross Profit | | | | |
| Other Operating Revenues - Rentals | | | | |
| **Total Income** | | | | |
| **EXPENSES** | | | | |
| Officer Compensation | | | | |
| Salaries and Wages - Other Employees | | | | |
| Employee Benefits and Pensions | | | | |
| Total Employee wages, benefits, and pensions | | | | |
| Payroll Taxes | | | | |
| Real Estate Taxes | | | | |
| Federal and State Income Taxes | | | | |
| Total Taxes | | | | |
| Rent and Lease Exp. (Real and Personal Property) | | | | |
| Interest Expense (Mortgage, Loan, etc.) | | | | |
| Insurance | | | | |
| Automobile Expense | | | | |
| Utilities (Gas. Electricity, Water, Telephone, etc.) | | | | |
| Depreciation and Amortization | | | | |
| Repairs and Maintenance | | | | |
| Advertising | | | | |
| Supplies, Office Expenses, Photocopies, etc. | | | | |
| Bad Debts | | | | |
| Miscellaneous Operating Expenses (See Attached) | | | | |
| Total other operating costs & Expenses | | | | |
| **Total Operating Expenses** | | | | |
| **Net Gain/Loss from Business Operations** | | | | |
| **B. Not Related to Business Operations:** | | | | |
| **INCOME** | | | | |
| Interest Income | | | | |
| Other Non-Operating Revenues (Specify) | | | | |
| Gross Proceeds on Sale of Assets | | | | |
| Less: Original Cost of Assets plus Expenses of Sale | | | | |
| Net Gain/Loss on Sale of Assets | | | | |
| Total Non-Operating Income | | | | |
| **EXPENSES** | | | | |
| Legal and Professional Fees (Specify) | | | | |
| Other Non-Operating Expenses (Specify) | | | | |
| Total Non-Operating Expenses | | | | |
| **Net Gain/Loss Not from Business Operations** | | | | |
| **NET INCOME / LOSS FOR PERIOD** | | | | |

**see attached sheet**

## 2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

| | Accounts Payable | Accounts Receivable |
|---|---|---|
| Current - Under 30 Days | 140,473 | 1,483,486 |
| Overdue - 31 - 60 Days | | 580,611 |
| Overdue - 61 - 90 Days | | 370,257 |
| Overdue - 91 - 120 Days | | 187,559 |
| Overdue - Over 121 Days | | 165,268 |
| TOTAL | 140,473 | 2,787,181 |

## 3. Statement of Status of Payments to Secured Creditors and Lessors:

| | | | | Post-Petition Payments Not Made* | |
|---|---|---|---|---|---|
| Creditor/Lessor | Frequency of Payments per Contract/Lease (I.e. mo/qtr) | Amount of Each Payment | Next Payment Due | Number | Amount |
| Adron Inc. | Monthly | 1,950 | 5/1/2003 | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |

* Explanation for Non-Payment: In addition, debtors are accruing interest to Wells Fargo Bank, NA, at the rate of 1.5% per annum consistent with the terms of the cash collateral agreement.

## 4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

| Type of Tax | Date Paid | Amount Paid* | Post-Petition Taxes Still Owing |
|---|---|---|---|
| Federal Payroll and Withholding Taxes | None | | |
| State Payroll and Withholding Taxes | None | | |
| State Sales and Use Taxes | None | | |
| Real Property Taxes | None | | |

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

## 5.Insurance Coverage:

| Type of Insurance | Carrier/Agent Name | Amount Of Coverge | Policy Expiration Date | Premium Paid Through Date |
|---|---|---|---|---|
| Workers' Compensation | | | | |
| Liability | | | | |
| Fire and Extended Cover'g | | | | |
| Property | | | | |
| Theft | | | | |
| Life (list beneficiary) | | | | |
| | | | | |
| Vehicle | | | | |
| Other (specify) | | | | |

**Please see attachment for insurance coverage**

## 6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

| | |
|---|---|
| | YES (Explain:) |
| X | NO |

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

| | |
|---|---|
| | YES (Explain:) |
| X | NO |

## 7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

| Name of Professional | Type of Professional (Attorney, accountant, etc.) | Total Post-Petition Amount Unpaid |
|---|---|---|
| unknown | | |
| | | |
| | | |
| | | |
| | | |

## 8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

Zuellig Botanicals, Inc. provides the debtor-in-possession with certain services including sales, billing and collections services and purchasing services, for which they are compensated.

## 9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

| Quarterly Period Ending | Total Disbursements for Quarter | Quarterly Fee | Date Paid | Amount Paid | Check Number | Quarterly Fee Still Owing |
|---|---|---|---|---|---|---|
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 5/27/03



Debtor In Possession or Trustee
Title - Secretary / Treasurer

# Botanicals International Extracts, Inc.
## Summary Income Statement
## April 30, 2003
(dollars in thousands)

| | Current Month | One Month Ended Year-to-date |
|---|---|---|
| **Sales** | $1,198 | $1,198 |
| Cost of Sales | 955 | 955 |
| Gross margin | 243 | 243 |
| Sales and marketing | 179 | 179 |
| G & A expenses | 57 | 57 |
| Total Operating Cost | 235 | 235 |
| Contribution | **8** | **8** |
| Hauser, Inc. Corporate Services | 192 | 192 |
| **Operating income (loss)** | **(184)** | **(184)** |
| Interest expense | (38) | (38) |
| **Profit (Loss) before Other Income (Expense)** | **(223)** | **(223)** |
| Chapter 11 Reorganization Costs | - | - |
| **Profit (loss) before tax** | **(223)** | **(223)** |
| Income taxes | - | - |
| **Net income (loss)** | **($223)** | **($223)** |

In re: **Botanicals International Extracts Inc.**
**A Delaware Corporation**

**Debtor In Possession Operating Report**
**Report Number: 1**

| Type of Insurance | Carrier/Agent Name | Amount Of Coverge | Policy Expiration Date | Premium Paid Through Date |
|---|---|---|---|---|
| Workers' Compensation | Wausau Insurance/Acordia | $1MM/$1MM/$1MM | 4/1/03-04 | 4/1/2004 |
| California | Incl | | | |
| Colorado | Incl | | | |
| | | | | |
| Liability | Evanston Insurance/Acordia | $1MM/$2MM | 8/19/02-03 | 5/18/2003 |
| Property | St. Paul/Acordia | See Below | 11/1/02-03 | 5/31/2003 |
| Real Property | St. Paul/Acordia | 4,139,502 | Same | " |
| Personal Property | St. Paul/Acordia | 918,487 | Same | " |
| Machinery | St. Paul/Acordia | 9,654,327 | Same | " |
| Business Income | St. Paul/Acordia | 11,000,000 | Same | " |
| Theft-Money | St. Paul/Acordia | 10,000 | 11-1-02/03 | " |
| Life (list beneficiary) | | | | |
| | | | | |
| Vehicle | St. Paul/Acordia | 1,000,000 | 11/102-03 | 5/31/2003 |
| California | No autos | | | |
| Other | 1 vehicle in CO | | | |
| Other (specify) | | | | |
| Flood & Earthquake (DIC) | Mt. Hawley/Great American/Greenwich Insurance Co/Acordia | | | |
| D&O | XL Specialty/Acordia | 10,000,000 | 11/1/02-03 | 11/1/2003 |
| Excess | St. Paul/Acordia | 5,000,000 | 11/1/02-03 | 5/31/2003 |
| EPL | Hudson Insurance/Acordia | 1,000,000 | 11-15-02 / 11-1-03 | 5/31/2003 |
| Cargo | St. Paul/Acordia | 1,000,000 | 11-1-02/03 | 5/31/2003 |
| Foreign Liability | St. Paul/Acordia | 2,000,000 | 11-1-02/03 | 5/31/2003 |
| Fiduciary | Chubb/Acordia | 1,000,000 | 11/16/02-03 | 5/31/2003 |
| Crime/Employee Dishonesty | St. Paul/Acordia | 200,000 | 11-1-02/03 | 5/31/2003 |

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 1

| Miscellaneous Operating Expenses | | |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| Total Miscellaneous Operating Expenses | | |

| Legal and Professional Fees | | |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| Total Legal and Professional Fees | | |

Other Non-Operating Expenses

| | | |
|---|---|---|
| | | |
| | | |
| | | |
| Total Other Non-Operating Expenses | | |

COPY

Office of the United States Trustee

| In re: Hauser Technical Services, Inc.<br>A Delaware Corporation<br>Debtor<br>Chapter 11 Case No: LA 03-18798-BB | Debtor In Possession Operating Report<br>Report Number: 1<br>For the period-<br>FROM: April 1, 2003<br>TO: April 30, 2003 |
|---|---|

## 1. Profit and Loss Statement (Accrual Basis Only)

| A. Related in Business Operations: | | | | |
|---|---|---|---|---|
| **INCOME** | | | | |
| Gross Sales | | | | |
| (Sales Returns and Discounts) | | | | |
| Net Sales | | | | |
| Beginning Inventory at Cost | | | | |
| Add: Purchases | | | | |
| Less: Ending Inventory at Cost | | | | |
| Cost of Goods Sold | | | | |
| Gross Profit | | | | |
| Other Operating Revenues - Rentals | | | | |
| **Total Income** | | | | |
| **EXPENSES** | | | | |
| Officer Compensation | | | | |
| Salaries and Wages - Other Employees | | | | |
| Employee Benefits and Pensions | | | | |
| Total Employee wages, benefits, and pensions | | | | |
| Payroll Taxes | | | | |
| Real Estate Taxes | | | | |
| Federal and State Income Taxes | | | | |
| Total Taxes | | | | |
| Rent and Lease Exp. (Real and Personal Property) | | | | |
| Interest Expense (Mortgage, Loan, etc.) | | | | |
| Insurance | | | | |
| Automobile Expense | | | | |
| Utilities (Gas. Electricity, Water, Telephone, etc.) | | | | |
| Depreciation and Amortization | | | | |
| Repairs and Maintenance | | | | |
| Advertising | | | | |
| Supplies, Office Expenses, Photocopies, etc. | | | | |
| Bad Debts | | | | |
| Miscellaneous Operating Expenses (See Attached) | | | | |
| Total other operating costs & Expenses | | | | |
| **Total Operating Expenses** | | | | |
| **Net Gain/Loss from Business Operations** | | | | |
| **B. Not Related to Business Operations:** | | | | |
| **INCOME** | | | | |
| Interest Income | | | | |
| Other Non-Operating Revenues (Specify) | | | | |
| Gross Proceeds on Sale of Assets | | | | |
| Less: Original Cost of Assets plus Expenses of Sale | | | | |
| Net Gain/Loss on Sale of Assets | | | | |
| Total Non-Operating Income | | | | |
| **EXPENSES** | | | | |
| Legal and Professional Fees (Specify) | | | | |
| Other Non-Operating Expenses (Specify) | | | | |
| Total Non-Operating Expenses | | | | |
| **Net Gain/Loss Not from Business Operations** | | | | |
| **NET INCOME / LOSS FOR PERIOD** | | | | |

**See Attached Sheet**

## 2. Aging of Accounts Pa‸ ɹle and Accounts Receivable*

*exclude pre-petition accounts payable

| | Accounts Payable | Accounts Receivable |
|---|---|---|
| Current - Under 30 Days | 62,045 | 764,349 |
| Overdue - 31 - 60 Days | | 4,505 |
| Overdue - 61 - 90 Days | | 2,107 |
| Overdue - 91 - 120 Days | | 25,118 |
| Overdue - Over 121 Days | | |
| TOTAL | 62,045 | 796,079 |

## 3. Statement of Status of Payments to Secured Creditors and Lessors:

| | | | | Post-Petition Payments Not Made* | |
|---|---|---|---|---|---|
| Creditor/Lessor | Frequency of Payments per Contract/Lease (I.e. mo/qtr) | Amount of Each Payment | Next Payment Due | Number | Amount |
| Advanced Trailer Leasing | Monthly | 134 | 5/31/2003 | None | |
| Deltek | Quarterly | 1,718 | 5/15/2003 | None | |
| Full Spectrum | Quarterly | 5,854 | 5/1/2003 | None | |
| GE Capital | Monthly | 1,058 | 5/3/2003 | None | |
| Ikon | Monthly | 609 | 5/5/2003 | None | |
| Ionics | Semi-annual | 1,988 | 6/1/2003 | None | |
| Imagistics | Monthly | 216 | 5/6/2003 | None | |
| Jeol, USA, Inc. | Monthly | 1,560 | 5/30/2003 | None | |
| M-Tech | Monthly | 724 | 5/30/2003 | None | |
| Neopost | Monthly | 212 | 5/22/2003 | None | |
| Pure Water | Monthly | 271 | 5/31/2003 | None | |
| Quantum Analytics | Monthly | 5,719 | 5/20/2003 | None | |
| Trinity Capital | Monthly | 261 | 5/8/2003 | None | |
| US Filter | Bi-Monthly | 63 | 6/27/2003 | None | |
| Virtis | Monthly | 2,500 | 5/29/2003 | None | |
| Waters | Monthly | 3,357 | 5/30/2003 | None | |
| 6800 Broadway Bsn Ctr | Monthly | 30,047 | 5/1/2003 | None | |
| Woodspear Properties | Monthly | 12,245 | 5/1/2003 | None | |

* Explanation for Non-Payment: In addition, debtors are accruing interest to Wells Fargo Bank, NA, at the rate of 1.5% per annum consistent with the terms of the cash collateral agreement.

## 4. Tax Liability:

Gross Payroll Expense for Period: 195,996

Gross Sales Subject to Sales Tax for Period: N/A

| Type of Tax | Date Paid | Amount Paid* | Post-Petition Taxes Still Owing |
|---|---|---|---|
| Federal Payroll and Withholding Taxes | by - 4/30/2003 | 39,203 | - |
| State Payroll and Withholding Taxes | by - 4/30/2003 | 5,128 | - |
| State Sales and Use Taxes | None | - | 228 |
| Real Property Taxes | | | |

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

## 5.Insurance Coverage:

| Type of Insurance | Carrier/Agent Name | Amount Of Coverge | Policy Expiration Date | Premium Paid Through Date |
|---|---|---|---|---|
| Workers' Compensation | | | | |
| Liability | | | | |
| Fire and Extended Cover'g | | | | |
| Property | | | | |
| Theft | | | | |
| Life (list beneficiary) | | | | |
| | | | | |
| Vehicle | | | | |
| Other (specify) | | | | |

**Please see attachment for insurance coverage**

## 6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

| | |
|---|---|
| | YES (Explain:) |
| X | NO |

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

| | |
|---|---|
| | YES (Explain:) |
| X | NO |

## 7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

| Name of Professional | Type of Professional (Attorney, accountant, etc.) | Total Post-Petition Amount Unpaid |
|---|---|---|
| unknown | | |
| | | |
| | | |
| | | |
| | | |

## 8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

## 9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

| Quarterly Period Ending | Total Disbursements for Quarter | Quarterly Fee | Date Paid | Amount Paid | Check Number | Quarterly Fee Still Owing |
|---|---|---|---|---|---|---|
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 5/22/03



Debtor In Possession or Trustee
Title - Secretary / Treasurer

# Hauser Technical Services
# Hauser Contract Research Organization
# Summary Income Statement
# April 30, 2003
(dollars in thousands)

| | Month | | Year-to-date | |
|---|---|---|---|---|
| | Actual | % of Sales | Actual | % of Sales |
| Sales | $502 | 100.0% | $502 | 100.0% |
| Cost of sales | 423 | 84.2% | 423 | 84.2% |
| Gross margin | 79 | 15.8% | 79 | 15.8% |
| Sales and marketing | 13 | 2.6% | 13 | 2.6% |
| R & D expenses | | | | |
| G & A expenses | 21 | 4.2% | 21 | 4.2% |
| Total | 34 | 6.8% | 34 | 6.8% |
| Contribution | 45 | 9.0% | 45 | 9.0% |
| Corporate Services | 45 | 9.0% | 45 | 9.0% |
| **Operating income (loss)** | **0** | **0.0%** | **0** | **0.0%** |
| Interest expense | (11) | 2.3% | (11) | 2.3% |
| **Profit (loss) before tax** | **($11)** | | **($11)** | |

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 1

| Type of Insurance | Carrier/Agent Name | Amount Of Coverge | Policy Expiration Date | Premium Paid Through Date |
|---|---|---|---|---|
| Workers' Compensation | Wausau Insurance/Acordia | $1MM/$1MM/$1MM | 4/1/03-04 | 4/1/2004 |
| California | Incl | | | |
| Colorado | Incl | | | |
| | | | | |
| Liability | Evanston Insurance/Acordia | $1MM/$2MM | 8/19/02-03 | 5/18/2003 |
| Property | St. Paul/Acordia | See Below | 11/1/02-03 | 5/31/2003 |
| Real Property | St. Paul/Acordia | 4,139,502 | Same | " |
| Personal Property | St. Paul/Acordia | 918,487 | Same | " |
| Machinery | St. Paul/Acordia | 9,654,327 | Same | " |
| Business Income | St. Paul/Acordia | 11,000,000 | Same | " |
| Theft-Money | St. Paul/Acordia | 10,000 | 11-1-02/03 | " |
| Life (list beneficiary) | | | | |
| | | | | |
| Vehicle | St. Paul/Acordia | 1,000,000 | 11/102-03 | 5/31/2003 |
| California | No autos | | | |
| Other | 1 vehicle in CO | | | |
| Other (specify) | | | | |
| Flood & Earthquake (DIC) | Mt. Hawley/Great American/Greenwich Insurance Co/Acordia | | | |
| D&O | XL Specialty/Acordia | 10,000,000 | 11/1/02-03 | 11/1/2003 |
| Excess | St. Paul/Acordia | 5,000,000 | 11/1/02-03 | 5/31/2003 |
| EPL | Hudson Insurance/Acordia | 1,000,000 | 11-15-02 / 11-1-03 | 5/31/2003 |
| Cargo | St. Paul/Acordia | 1,000,000 | 11-1-02/03 | 5/31/2003 |
| Foreign Liability | St. Paul/Acordia | 2,000,000 | 11-1-02/03 | 5/31/2003 |
| Fiduciary | Chubb/Acordia | 1,000,000 | 11/16/02-03 | 5/31/2003 |
| Crime/Employee Dishonesty | St. Paul/Acordia | 200,000 | 11-1-02/03 | 5/31/2003 |

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 1

| Miscellaneous Operating Expenses | | |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| Total Miscellaneous Operating Expenses | | |

| Legal and Professional Fees | | |
|---|---|---|
| | None | |
| | | |
| | | |
| | | |
| Total Legal and Professional Fees | | |

Other Non-Operating Expenses

| | | |
|---|---|---|
| | None | |
| | | |
| | | |
| Total Other Non-Operating Expenses | | |

COPY

Office of the United States Trustee

| In re: Zetapharm Inc. a New York corporation Debtor Chapter 11 Case No: LA 03-18798-BB | **Debtor In Possession Operating Report** Report Number: 1 For the period- FROM: April 1, 2003 TO: April 30, 2003 |
|---|---|

## 1. Profit and Loss Statement (Accrual Basis Only)

| **A. Related in Business Operations:** | | | | |
|---|---|---|---|---|
| **INCOME** | | | | |
| Gross Sales | | | | |
| (Sales Returns and Discounts) | | | | |
| Net Sales | | | | |
| Beginning Inventory at Cost | | | | |
| Add: Purchases | | | | |
| Less: Ending Inventory at Cost | | | | |
| Cost of Goods Sold | | | | |
| Gross Profit | | | | |
| Other Operating Revenues - Rentals | | | | |
| **Total Income** | | | | |
| **EXPENSES** | | | | |
| Officer Compensation | | | | |
| Salaries and Wages - Other Employees | | | | |
| Employee Benefits and Pensions | | | | |
| Total Employee wages, benefits, and pensions | | | | |
| Payroll Taxes | | | | |
| Real Estate Taxes | | | | |
| Federal and State Income Taxes | | | | |
| Total Taxes | | | | |
| Rent and Lease Exp. (Real and Personal Property) | | | | |
| Interest Expense (Mortgage, Loan, etc.) | | | | |
| Insurance | | | | |
| Automobile Expense | | | | |
| Utilities (Gas, Electricity, Water, Telephone, etc.) | | | | |
| Depreciation and Amortization | | | | |
| Repairs and Maintenance | | | | |
| Advertising | | | | |
| Supplies, Office Expenses, Photocopies, etc. | | | | |
| Bad Debts | | | | |
| Miscellaneous Operating Expenses (See Attached) | | | | |
| Total other operating costs & Expenses | | | | |
| **Total Operating Expenses** | | | | |
| **Net Gain/Loss from Business Operations** | | | | |
| **B. Not Related to Business Operations:** | | | | |
| **INCOME** | | | | |
| Interest Income | | | | |
| Other Non-Operating Revenues (Specify) | | | | |
| Gross Proceeds on Sale of Assets | | | | |
| Less: Original Cost of Assets plus Expenses of Sale | | | | |
| Net Gain/Loss on Sale of Assets | | | | |
| Total Non-Operating Income | | | | |
| **EXPENSES** | | | | |
| Legal and Professional Fees (Specify) | | | | |
| Other Non-Operating Expenses (Specify) | | | | |
| Total Non-Operating Expenses | | | | |
| **Net Gain/Loss Not from Business Operations** | | | | |
| **NET INCOME / LOSS FOR PERIOD** | | | | |

**no activity for this period**

## 2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

| | Accounts Payable | Accounts Receivable |
|---|---|---|
| Current - Under 30 Days | None | (258) |
| Overdue - 31 - 60 Days | | 19,743 |
| Overdue - 61 - 90 Days | | 58,706 |
| Overdue - 91 - 120 Days | | 39,118 |
| Overdue - Over 121 Days | | 6,007 |
| TOTAL | | 123,316 |

## 3. Statement of Status of Payments to Secured Creditors and Lessors:

| | | | | Post-Petition Payments Not Made* | |
|---|---|---|---|---|---|
| Creditor/Lessor | Frequency of Payments per Contract/Lease (I.e. mo/qtr) | Amount of Each Payment | Next Payment Due | Number | Amount |
| | | | | | |
| None | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |

* Explanation for Non-Payment: In addition, debtors are accruing interest to Wells Fargo Bank, NA, at the rate of 1.5% per annum consistent with the terms of the cash collateral agreement.

## 4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

| Type of Tax | Date Paid | Amount Paid* | Post-Petition Taxes Still Owing |
|---|---|---|---|
| Federal Payroll and Withholding Taxes | None | | |
| State Payroll and Withholding Taxes | None | | |
| State Sales and Use Taxes | None | | |
| Real Property Taxes | None | | |

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

## 5.Insurance Coverage:

| Type of Insurance | Carrier/Agent Name | Amount Of Coverge | Policy Expiration Date | Premium Paid Through Date |
|---|---|---|---|---|
| Workers' Compensation | | | | |
| Liability | | | | |
| Fire and Extended Cover'g | | | | |
| Property | | | | |
| Theft | | | | |
| Life (list beneficiary) | | | | |
| | | | | |
| Vehicle | | | | |
| Other (specify) | | | | |

**Please see attachment for insurance coverage**

## 6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

| | |
|---|---|
| | YES (Explain:) |
| X | NO |

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

| | |
|---|---|
| | YES (Explain:) |
| X | NO |

## 7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

| Name of Professional | Type of Professional (Attorney, accountant, etc.) | Total Post-Petition Amount Unpaid |
|---|---|---|
| | | |
| Unknown | | |
| | | |
| | | |
| | | |
| | | |

## 8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

Zuellig Botanicals, Inc. provides the debtor-in-possession with certain services including collections, for which they are compensated.

The Zetapharm operations were closed March 28th. Inventory and furniture and fixtures were sold and Accounts Receivable accounts are being collected. Approximately half of the receivables balance were collected as of April 30th.

## 9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

| Quarterly Period Ending | Total Disbursements for Quarter | Quarterly Fee | Date Paid | Amount Paid | Check Number | Quarterly Fee Still Owing |
|---|---|---|---|---|---|---|
| | | | | | | |
| | None | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 5/27/03

[signature]
Debtor In Possession or Trustee
Title - Secretary / Treasurer

In re: Zetapharm Inc.
a New York corporation

Debtor In Possession Operating Report
Report Number: 1

| Type of Insurance | Carrier/Agent Name | Amount Of Coverge | Policy Expiration Date | Premium Paid Through Date |
|---|---|---|---|---|
| Workers' Compensation | Wausau Insurance/Acordia | $1MM/$1MM/$1MM | 4/1/03-04 | 4/1/2004 |
| California | Incl | | | |
| Colorado | Incl | | | |
| | | | | |
| Liability | Evanston Insurance/Acordia | $1MM/$2MM | 8/19/02-03 | 5/18/2003 |
| Property | St. Paul/Acordia | See Below | 11/1/02-03 | 5/31/2003 |
| Real Property | St. Paul/Acordia | 4,139,502 | Same | " |
| Personal Property | St. Paul/Acordia | 918,487 | Same | " |
| Machinery | St. Paul/Acordia | 9,654,327 | Same | " |
| Business Income | St. Paul/Acordia | 11,000,000 | Same | " |
| Theft-Money | St. Paul/Acordia | 10,000 | 11-1-02/03 | " |
| Life (list beneficiary) | | | | |
| | | | | |
| Vehicle | St. Paul/Acordia | 1,000,000 | 11/102-03 | 5/31/2003 |
| California | No autos | | | |
| Other | 1 vehicle in CO | | | |
| Other (specify) | | | | |
| Flood & Earthquake (DIC) | Mt. Hawley/Great American/Greenwich Insurance Co/Acordia | | | |
| D&O | XL Specialty/Acordia | 10,000,000 | 11/1/02-03 | 11/1/2003 |
| Excess | St. Paul/Acordia | 5,000,000 | 11/1/02-03 | 5/31/2003 |
| EPL | Hudson Insurance/Acordia | 1,000,000 | 11-15-02 / 11-1-03 | 5/31/2003 |
| Cargo | St. Paul/Acordia | 1,000,000 | 11-1-02/03 | 5/31/2003 |
| Foreign Liability | St. Paul/Acordia | 2,000,000 | 11-1-02/03 | 5/31/2003 |
| Fiduciary | Chubb/Acordia | 1,000,000 | 11/16/02-03 | 5/31/2003 |
| Crime/Employee Dishonesty | St. Paul/Acordia | 200,000 | 11-1-02/03 | 5/31/2003 |

In re: Zetapharm Inc.
a New York corporation

Debtor In Possession Operating Report
Report Number: 1

| Miscellaneous Operating Expenses | | |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | Total Miscellaneous Operating Expenses | |

| Legal and Professional Fees | | |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | Total Legal and Professional Fees | |

Other Non-Operating Expenses

| | | |
|---|---|---|
| | | |
| | | |
| | | |
| | Total Other Non-Operating Expenses | |

COPY

Office of the United States Trustee

| Debtor in Possession Interim Statement | |
|---|---|
| Statement Number: | 1 |
| For the period- FROM: | 4/1/2003 |
| TO: | 4/30/2003 |

In re: Hauser, Inc.
A Delaware Corporation
Debtor

Chapter 11 Case No: LA 03-18795-BB

| CASH ACTIVITY ANALYSIS (Cash Basis Only) | | | | General Account | Payroll Account | Tax Account |
|---|---|---|---|---|---|---|
| A. Total Receipts per all Prior Interim Statements | | | | - | - | - |
| B. Less: Total Disbursements per all Prior Statements | | | | - | - | - |
| C. Beginning Balance (A less B) | | | | | | |
| D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary) | | | | | | |
| 04/09/03 | Funds from closing Wells Fargo pre-petition account | | | 624,536 | | |
| 04/09/03 | Funds from closing Union Bank pre-petition account | | | 10,000 | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| From Detail Sheet "D" | | | | 2,485,760 | | |
| TOTAL RECEIPTS THIS PERIOD (D): | | | | 3,120,296 | | |
| E. Balance Available (C plus D) | | | | 3,120,296 | | |
| F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing if needed) | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| From Detail Sheet "F" | | | | 2,143,759 | | |
| TOTAL DISBURSEMENTS HIS PERIOD (F): | | | | 2,143,759 | | |
| G. Ending Balance (E less F) | | | | 976,537 | | |

| H. Depositories | Depository Name | Depository Location | Account Number |
|---|---|---|---|
| (1) General Account | Wells Fargo Bank - Los Angeles, CA | | 4945 063790 |
| (2) Payroll Account | Wells Fargo Bank - Los Angeles, CA | | 4945 086353 |
| (3) Tax Account | none | | |

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

| Type | Location | |
|---|---|---|
| Petty Cash | El Segundo, CA | not to exceed $500 |
| Petty Cash | Longmont, CO | not to exceed $1000 |

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: 5/27/03



Debtor In Possession or Trustee Signature
Chief Financial Officer

USTLA-3

Office of the United States Trustee

| In re: Hauser, Inc. | |
|---|---|
| A Delaware Corporation | |
| | Debtor |
| Chapter 11 Case No: | LA 03-18795-BB |

| Debtor In Possession Interim Statement | |
|---|---|
| Statement Number: | 1 |
| For the period- | |
| FROM: | 4/1/2003 |
| TO: | 4/30/2003 |

| Date of Receipt | Description | General Account | Payroll Account | Tax Account |
|---|---|---|---|---|
| | See attached | 2,485,760 | | |
| TOTAL RECEIPTS on this | | 2,485,760 | | |

## Hauser, Inc.
## Debtor in Possession - Interim Statement #1
## April 1 - 30, 2003
### Detail Sheet D - Cash Receipts

| Date Received | Total |
|---|---|
| 1-Apr | 9,500 |
| 2-Apr | 3,620 |
| 3-Apr | 228 |
| 4-Apr | 13,073 |
| 7-Apr | 25,101 |
| 8-Apr | 1,722 |
| 9-Apr | 67,844 |
| 10-Apr | 196,910 |
| 14-Apr | 17,307 |
| 16-Apr | 1,075,948 |
| 17-Apr | 160,222 |
| 18-Apr | 7,919 |
| 21-Apr | 57,288 |
| 22-Apr | 860 |
| 23-Apr | 213,186 |
| 24-Apr | 18,750 |
| 25-Apr | 41,865 |
| 28-Apr | 177,657 |
| 29-Apr | 389,820 |
| 30-Apr | 6,940 |
| | **2,485,760** |

**Total April Receipts by Debtor**

| Hauser | BIE | ZetaPharm | Total |
|---|---|---|---|
| $56,482 | $1,054,822 | $65,868 | $2,485,760 |

Office of the United States Trustee

| In re: Hauser, Inc. | |
|---|---|
| A Delaware Corporation | |
| | Debtor |
| Chapter 11 Case No: | LA 03-18795-BB |

| Debtor In Possession Interim Statement | | |
|---|---|---|
| Statement Number: | | 1 |
| For the period- | | |
| | FROM: | 4/1/2003 |
| | TO: | 4/30/2003 |

| Date of Disbursement | Check Number | Payee | Purpose | General Account | Payroll Account | Tax Account |
|---|---|---|---|---|---|---|
| | See attached | | | 2,143,759 | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |
| TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1) | | | | 2,143,759 | | |

Hauser, Inc
Debtor In Possession Interim Statement #1
April 1 to April 30, 2003
Detail Sheet F; Cash Disbursements

| | Check No. | Check Date | Vendor Name | Hauser | BIE | Amount | Description | Category |
|---|---|---|---|---|---|---|---|---|
| 1 | 003000 | 4/9/2003 | MCDONALD FARMS ENTERPRISES | 3,064.60 | - | 3,064.60 | Waste Removal Svc. | Inventory |
| 2 | 003001 | 4/10/2003 | COVANCE LABORATORIES | - | 3,200.00 | 3,200.00 | Product Testing | Inventory |
| 3 | 003002 | 4/10/2003 | COVANCE LABORATORIES | 1,280.00 | - | 1,280.00 | Product Testing | Inventory |
| 4 | 003003 | 4/11/2003 | DENVER RESERVE | 614.14 | - | 614.14 | Employee Benefits Section 125 | All Other Expenses |
| 5 | 003004 | 4/11/2003 | QWEST | 135.68 | - | 135.68 | Telephone | All Other Expenses |
| 6 | 003005 | 4/11/2003 | SAUL BENNETT | 1,613.00 | - | 1,613.00 | Consulting fee Credit manager | All Other Expenses |
| 7 | 003006 | 4/11/2003 | Void | - | - | - | | Voided CK |
| 8 | 003007 | 4/11/2003 | ADAM FLICK | 144.00 | - | 144.00 | Employee Expense Report. | All Other Expenses |
| 9 | 003008 | 4/11/2003 | AETNA U.S. HEALTHCARE | 158.92 | - | 158.92 | Dental Insurance | All Other Expenses |
| 10 | 003009 | 4/11/2003 | BAY4 CAPITAL PARTNERS, INC. | 9,634.91 | - | 9,634.91 | Telephone Lease | All Other Expenses |
| 11 | 003010 | 4/11/2003 | CIGNA HEALTH CARE | 25,689.86 | - | 25,689.86 | Health Insurance | All Other Expenses |
| 12 | 003011 | 4/11/2003 | DUANE COWGER | 1,386.65 | - | 1,386.65 | Employee Expense Report. | All Other Expenses |
| 13 | 003012 | 4/11/2003 | KENNETH CLEVELAND ASSOC., INC. | 1,919.63 | - | 1,919.63 | Employee Expense Report. | All Other Expenses |
| 14 | 003013 | 4/11/2003 | MICRON LEASING | 4,557.63 | - | 4,557.63 | Computer Lease | All Other Expenses |
| 15 | 003014 | 4/11/2003 | THOMAS HANLON ASSOCIATES | 256.26 | - | 256.26 | Employee Expense Report. | All Other Expenses |
| 16 | 003015 | 4/11/2003 | VISION SERVICE PLAN | 218.35 | - | 218.35 | Vision Premium | All Other Expenses |
| 17 | 003016 | 4/11/2003 | DENVER RESERVE | 248.07 | - | 248.07 | Employee Benefits Section 125 | All Other Expenses |
| 18 | 003017 | 4/11/2003 | BIOMER, INCORPORATED | - | 12,650.00 | 12,650.00 | Contract Manufacturing Supervision | All Other expenses |
| 19 | 003018 | 4/11/2003 | XEROX CORPORATION | 973.44 | - | 973.44 | Monthly Lease | All Other expenses |
| 20 | 003019 | 4/11/2003 | ADRON, INC | - | 1,950.00 | 1,950.00 | Boonton Off. Rent | All Other expenses |
| 21 | 003020 | 4/11/2003 | BIOMER INC. | - | 2,871.07 | 2,871.07 | Expense Reimbursement | All Other expenses |
| 22 | 003021 | 4/11/2003 | DAVID T. BAILEY | 19.00 | - | 19.00 | Employee Expense Report. | All Other expenses |
| 23 | 003022 | 4/11/2003 | NOLAN ANDERSON | 14.40 | - | 14.40 | Employee Expense Report. | All Other expenses |
| 24 | 003023 | 4/11/2003 | ROD LENOBLE | 54.80 | - | 54.80 | Employee Expense Report. | All Other expenses |
| 25 | 003024 | 4/11/2003 | BATTERIES PLUS | 1,138.23 | - | 1,138.23 | Operating Supplies | All Other expenses |
| 26 | 003025 | 4/11/2003 | JEFFERSON PILOT FINANCIAL | 177.50 | - | 177.50 | Voluntary Insurance Ded. | All Other Expenses |
| 27 | 003026 | 4/14/2003 | Void | - | - | - | | |
| 28 | 003027 | 4/11/2003 | UNITED PARCEL SERVICE | 915.00 | - | 915.00 | Shipping Costs | All Other Expenses |
| 29 | 003028 | 4/11/2003 | EARTH LINK INC. | - | 115.83 | 115.83 | DSL Line; Boonton | All Other expenses |
| 30 | 003029 | 4/11/2003 | FEDERAL EXPRESS | 500.00 | - | 500.00 | Shipping Costs | All Other expenses |
| 31 | 003030 | 4/14/2003 | Void | - | - | - | | |
| 32 | 003031 | 4/14/2003 | MCDONALD FARMS ENTERPRISES | 1,615.00 | - | 1,615.00 | Waste Removal Svc. | Inventory |
| 33 | 003032 | 4/14/2003 | QUEST INTERNATIONAL FLAVORS | 1,457.40 | - | 1,457.40 | Inventory | Inventory |
| 34 | 003033 | 4/14/2003 | UNITED PARCEL SERVICES | - | 632.00 | 632.00 | Shipping Costs | All Other expenses |
| 35 | 003034 | 4/14/2003 | UNITED PARCEL SERVICES | - | 45.83 | 45.83 | Shipping Costs | All Other expenses |
| 36 | 003035 | 4/16/2003 | COVANCE LABORATORIES | - | 114.00 | 114.00 | Product Testing | Inventory |
| 37 | 003036 | 4/16/2003 | LINWELD | 137.99 | - | 137.99 | Operating Supplies | All Other expenses |
| 38 | 003037 | 4/16/2003 | ONYX ENVIRONMENTAL SERVICE LLC | 484.98 | - | 484.98 | Testing Services | All Other Expenses |
| 39 | 003038 | 4/16/2003 | ANALYTICA ENVIRONMENTAL LABS | 248.00 | - | 248.00 | Waste Water Testing | All Other Expenses |
| 40 | 003039 | 4/16/2003 | INDUSTRIAL CHEMICALS CORP. | 4,145.18 | - | 4,145.18 | Inventory | Inventory |
| 41 | 003040 | 4/16/2003 | RS HUGHES COMPANY, INC. | 1,870.10 | - | 1,870.10 | Operating Supplies | All Other expenses |
| 42 | 003041 | 4/17/2003 | PREMIUM FINANCING SPECIALISTS | 43,601.61 | - | 43,601.61 | Business Insurance | Insurance |
| 43 | 003042 | 4/17/2003 | DENVER RESERVE | 238.07 | - | 238.07 | Employee Benefits Section 125 | All Other Expenses |
| 44 | 003043 | 4/17/2003 | FEDERAL EXPRESS | 11.92 | - | 11.92 | Shipping Costs | All Other Expenses |
| 45 | 003044 | 4/17/2003 | KENNETH CLEVELAND ASSOC. INC. | 1,296.74 | - | 1,296.74 | Employee Expense Report. | All Other Expenses |
| 46 | 003045 | 4/17/2003 | LIAISON SOFTWARE CORPORATION | 448.49 | - | 448.49 | A/P Check Stock | All Other Expenses |

Hauser, Inc
Debtor In Possession Interim Statement #1
April 1 to April 30, 2003
Detail Sheet F; Cash Disbursements

| | Check No. | Check Date | Vendor Name | Hauser | BIE | Amount | Description | Category |
|---|---|---|---|---|---|---|---|---|
| 47 | 003046 | 4/17/2003 | MICRON COMMERCIAL COMPUTER SVS | 60.52 | - | 60.52 | Monthly Lease | All Other Expenses |
| 48 | 003047 | 4/17/2003 | MOUNTAIN STATES | 3,800.00 | - | 3,800.00 | HR Consulting Services | All Other Expenses |
| 49 | 003048 | 4/17/2003 | SAUL BENNETT | 804.00 | - | 804.00 | Consulting fee Credit manager | All Other Expenses |
| 50 | 003049 | 4/17/2003 | DMH INGREDIENTS | - | 7,331.25 | 7,331.25 | Inventory | Inventory |
| 51 | 003050 | 4/17/2003 | DMH INGREDIENTS | - | 9,918.75 | 9,918.75 | Inventory | Inventory |
| 52 | 003051 | 4/17/2003 | THOMAS W. HANLON | 119.27 | - | 119.27 | Employee Expense Report. | All Other Expenses |
| 53 | 003052 | 4/17/2003 | SCOTT KINDERWATER | 160.92 | - | 160.92 | Employee Expense Report. | All Other Expenses |
| 54 | 003053 | 4/17/2003 | AMERIGAS - FORT COLLINS | 3.57 | - | 3.57 | Operating Supplies | All Other expenses |
| 55 | 003054 | 4/17/2003 | DENVER INDUSTRIAL PUMPS | 58.13 | - | 58.13 | Operating Supplies | All Other expenses |
| 56 | 003055 | 4/17/2003 | FEDERAL EXPRESS | 46.57 | - | 46.57 | Shipping Costs | All Other expenses |
| 57 | 003056 | 4/17/2003 | GRUNECKER,KINKELDEY,STOCKMAIR | 3,981.58 | - | 3,981.58 | Patent Fees | All Other expenses |
| 58 | 003057 | 4/17/2003 | KC MAINTENANCE & SNOW REMOVAL | 260.00 | - | 260.00 | Snow/Lawn Maint. | All Other expenses |
| 59 | 003058 | 4/17/2003 | ORGANIZED KASHRUS LABORATORIES | 3,400.00 | - | 3,400.00 | Kosher Certs Annual Fee | All Other expenses |
| 60 | 003059 | 4/17/2003 | PROCESS TECHNOLOGIES | 4,059.01 | - | 4,059.01 | Inventory | Inventory |
| 61 | 003060 | 4/17/2003 | SMART & BIGGAR | 407.58 | - | 407.58 | Patent Fees | All Other expenses |
| 62 | 003061 | 4/17/2003 | SERVICE UNIFORM RENTAL | 513.04 | - | 513.04 | Uniform Service | All Other expenses |
| 63 | 003062 | 4/17/2003 | WATERMARK | 397.38 | - | 397.38 | Patent Fees | All Other expenses |
| 64 | 003063 | 4/17/2003 | BF SALES AND ENGINEERING | 1,237.37 | - | 1,237.37 | Operating Supplies | All Other expenses |
| 65 | 003064 | 4/17/2003 | APRIL CAMENISCH | 359.95 | - | 359.95 | Petty Cash; Hauser Longmont | All Other expenses |
| 66 | 003065 | 4/18/2003 | QUEST INTERNATIONAL FLAVORS | 1,377.88 | - | 1,377.88 | Inventory | Inventory |
| 67 | 003066 | 4/18/2003 | U-LINE | 678.00 | - | 678.00 | Operating Supplies | All Other expenses |
| 68 | 003067 | 4/18/2003 | WATKINS FREIGHT DEPARTMENT | - | 10,000.00 | 10,000.00 | Freight | Inventory |
| 69 | 003068 | 4/21/2003 | PACKAGING WEST | 1,096.00 | - | 1,096.00 | Inventory | Inventory |
| 70 | 003069 | 4/22/2003 | SIGMA-ALDRICH | 82.37 | - | 82.37 | Operating Supplies | All Other expenses |
| 71 | 003070 | 4/23/2003 | GREIF BROS CORPORATION | 1,498.30 | - | 1,498.30 | Inventory | Inventory |
| 72 | 003071 | 4/23/2003 | DANGEROUS GOODS COUNCIL, INC. | 274.00 | - | 274.00 | Hazmat Service Fee | Inventory |
| 73 | 003072 | 4/23/2003 | HAGEMEYER | 313.85 | - | 313.85 | Operating Supplies | All Other Expenses |
| 74 | 003073 | 4/24/2003 | JCM FREIGHT | 2,144.00 | - | 2,144.00 | Freight | Inventory |
| 75 | 003074 | 4/24/2003 | DENVER RESERVE | 238.07 | - | 238.07 | Employee Benefits Section 125 | All Other Expenses |
| 76 | 003075 | 4/24/2003 | DUANE COWGER | 370.85 | - | 370.85 | Employee Expense Report. | All Other Expenses |
| 77 | 003076 | 4/24/2003 | GE CAPITAL | 197.57 | - | 197.57 | Monthly Lease | All Other Expenses |
| 78 | 003077 | 4/24/2003 | JEAN PAULSON-KISLESKY | 177.05 | - | 177.05 | Employee Expense Report. | All Other Expenses |
| 79 | 003078 | 4/24/2003 | KENNETH CLEVELAND ASSOC. INC. | 1,186.07 | - | 1,186.07 | Employee Expense Report. | All Other Expenses |
| 80 | 003079 | 4/24/2003 | LIAISON SOFTWARE CORPORATION | 121.63 | - | 121.63 | A/P Check Stock | All Other Expenses |
| 81 | 003080 | 4/24/2003 | QWEST | 1,351.32 | - | 1,351.32 | Telephone | All Other Expenses |
| 82 | 003081 | 4/24/2003 | ROCKYNET | 2,305.38 | - | 2,305.38 | Internet Service | All Other Expenses |
| 83 | 003082 | 4/24/2003 | SAUL BENNETT | 804.00 | - | 804.00 | Consulting fee Credit manager | All Other Expenses |
| 84 | 003083 | 4/24/2003 | AGILENT TECHNOLOGIES | 76.95 | - | 76.95 | Operating Supplies | All Other Expenses |
| 85 | 003084 | 4/24/2003 | AIRGAS DRY ICE | 54.98 | - | 54.98 | Operating Supplies | All Other Expenses |
| 86 | 003085 | 4/24/2003 | AMZAC ENTERPRISES, INC. | - | 1,009.40 | 1,009.40 | Freight | Inventory |
| 87 | 003086 | 4/24/2003 | BIOMER, INCORPORATED | - | 1,782.00 | 1,782.00 | Processing Services | Inventory |
| 88 | 003087 | 4/24/2003 | BOTANICAL LIASONS, LLC | 110.00 | - | 110.00 | Consulting | All Other Expenses |
| 89 | 003088 | 4/24/2003 | DANSTAR FERMENT A.G. | - | 320.00 | 320.00 | Freight | Inventory |
| 90 | 003089 | 4/24/2003 | FEDEX | - | 89.60 | 89.60 | Shipping Costs | All Other Expenses |
| 91 | 003090 | 4/24/2003 | GRUNECKER,KINKELDEY,STOCKMAIR | 870.97 | - | 870.97 | Patent Fees | All Other Expenses |
| 92 | 003091 | 4/24/2003 | JET DELIVERY, INC. | - | 77.50 | 77.50 | Freight | Inventory |

## Hauser, Inc
## Debtor In Possession Interim Statement #1
## April 1 to April 30, 2003
## Detail Sheet F; Cash Disbursements

| | Check No. | Check Date | Vendor Name | Hauser | BIE | Amount | Description | Category |
|---|---|---|---|---|---|---|---|---|
| 93 | 003092 | 4/24/2003 | KINDERMORGAN | 4,787.95 | - | 4,787.95 | Utilities | All Other Expenses |
| 94 | 003093 | 4/24/2003 | MAX VAN PELS, INC. | 220.80 | - | 220.80 | Inventory | Inventory |
| 95 | 003094 | 4/24/2003 | MODESTI BROTHERS, INC. | - | 426.42 | 426.42 | Freight | Inventory |
| 96 | 003095 | 4/24/2003 | NEXTEL COMMUNICATIONS | 484.72 | - | 484.72 | Telephone | All Other Expenses |
| 97 | 003096 | 4/24/2003 | PCI MEMBRANE SYSTEMS, INC. | 220.66 | - | 220.66 | Testing Services | All Other Expenses |
| 98 | 003097 | 4/24/2003 | SMART & BIGGAR | 500.00 | - | 500.00 | Patent Fees | All Other Expenses |
| 99 | 003098 | 4/24/2003 | SONITROL OF DENVER | 343.44 | - | 343.44 | Security Alarm Service | All Other Expenses |
| 100 | 003099 | 4/24/2003 | SUNLINE EXPRESS SYSTEMS, INC. | - | 1,676.94 | 1,676.94 | Freight | Inventory |
| 101 | 003100 | 4/24/2003 | Void | - | - | - | | |
| 102 | 003101 | 4/24/2003 | UNITED PARCEL SERVICES | 157.48 | - | 157.48 | Shipping Costs | All Other Expenses |
| 103 | 003102 | 4/24/2003 | UNITED PARCEL SERVICE-UPS | - | 130.54 | 130.54 | Shipping Costs | All Other Expenses |
| 104 | 003103 | 4/24/2003 | US FILTER | 75.00 | - | 75.00 | Operating Supplies | All Other Expenses |
| 105 | 003104 | 4/24/2003 | WATERMARK | 165.99 | - | 165.99 | Patent Fees | All Other Expenses |
| 106 | 003105 | 4/24/2003 | Void | - | - | - | | |
| 107 | 003106 | 4/24/2003 | SERVICE UNIFORM RENTAL | 415.87 | - | 415.87 | Uniform Service | All Other Expenses |
| 108 | 003107 | 4/24/2003 | YELLOW TRANSPORTATION, INC. | - | 1,032.01 | 1,032.01 | Freight | Inventory |
| 109 | 003108 | 4/24/2003 | THE ANALYTICA GROUP, INC. | 65.00 | - | 65.00 | Waste Water Testing | All Other Expenses |
| 110 | 003109 | 4/24/2003 | PACIFIC BOTANICALS | 76.88 | - | 76.88 | Testing Services | All Other Expenses |
| 111 | 003110 | 4/24/2003 | INDUSTRIAL CHEMICALS CORP. | 6,889.96 | - | 6,889.96 | Inventory | Inventory |
| 112 | 003111 | 4/24/2003 | ROBERT C. ROUNTREE | 450.00 | - | 450.00 | Scientific Advisory Board Fee | All Other Expenses |
| 113 | 003112 | 4/25/2003 | JCM FREIGHT | 2,144.00 | - | 2,144.00 | Freight | Inventory |
| 114 | 003113 | 4/25/2003 | HAGEMEYER | 1,317.12 | - | 1,317.12 | Operating Supplies | All Other expenses |
| 115 | 003114 | 4/25/2003 | PROCESS TECHNOLOGIES | 2,594.06 | - | 2,594.06 | Inventory | Inventory |
| 116 | 003115 | 4/28/2003 | THE ANALYTICA GROUP, INC. | 113.00 | - | 113.00 | Waste Water Testing | All Other Expenses |
| 117 | 003116 | 4/28/2003 | PLANT BIOACTIVES | - | 350.00 | 350.00 | Inventory | Inventory |
| 118 | 003117 | 4/28/2003 | MOTOR CARGO | 350.00 | - | 350.00 | Freight | Inventory |
| 119 | 003118 | 4/28/2003 | MCDONALD FARMS ENTERPRISES | 1,570.00 | - | 1,570.00 | Waste Removal Svc. | Inventory |
| 120 | 003119 | 4/29/2003 | ADP, INC. | 10.00 | - | 10.00 | Payroll Fees | All Other Expenses |
| 121 | 003120 | 4/29/2003 | DENVER RESERVE | 238.07 | - | 238.07 | Employee Benefits Section 125 | All Other Expenses |
| 122 | 003121 | 4/29/2003 | EXPRESS PERSONNEL SERVICES | 638.00 | - | 638.00 | Temporary Services | All Other Expenses |
| 123 | 003122 | 4/29/2003 | KENNETH CLEVELAND ASSOC. INC. | 237.55 | - | 237.55 | Employee Expense Report. | All Other Expenses |
| 124 | 003123 | 4/29/2003 | THOMAS W. HANLON | 48.54 | - | 48.54 | Employee Expense Report. | All Other Expenses |
| 125 | 003124 | 4/29/2003 | VISION SERVICE PLAN | 209.42 | - | 209.42 | Vision Premium | All Other Expenses |
| 126 | 003125 | 4/29/2003 | WILLIAM P. KEENEY | 751.00 | - | 751.00 | Expense Reimb. | All Other Expenses |
| 127 | 003126 | 4/29/2003 | AGILENT TECHNOLOGIES | 345.89 | - | 345.89 | Operating Supplies | All Other Expenses |
| 128 | 003127 | 4/29/2003 | COVANCE LABORATORIES | 2,560.00 | - | 2,560.00 | Product Testing | Inventory |
| 129 | 003128 | 4/29/2003 | Void | - | - | - | | |
| 130 | 003129 | 4/29/2003 | HILLCREST GLASS, LLC | 976.64 | - | 976.64 | Glass Repair Service | All Other Expenses |
| 131 | 003130 | 4/29/2003 | INDUSTRIAL CHEMICALS CORP. | 2,501.73 | - | 2,501.73 | Inventory | Inventory |
| 132 | 003131 | 4/29/2003 | KC MAINTENANCE & SNOW REMOVAL | 80.00 | - | 80.00 | Snow/Lawn Maint. | All Other Expenses |
| 133 | 003132 | 4/29/2003 | NATIONSRENT | 74.19 | - | 74.19 | Equip. Rental | All Other Expenses |
| 134 | 003133 | 4/29/2003 | QWEST | - | 43.01 | 43.01 | Telephone | All Other Expenses |
| 135 | 003134 | 4/29/2003 | REXEL RYALL | 62.18 | - | 62.18 | Operating Supplies | All Other Expenses |
| 136 | 003135 | 4/29/2003 | SMART & BIGGAR | 326.07 | - | 326.07 | Patent Fees | All Other Expenses |
| 137 | 003136 | 4/29/2003 | SERVICE UNIFORM RENTAL | 91.70 | - | 91.70 | Uniform Service | All Other Expenses |
| 138 | 003137 | 4/29/2003 | DAVID BAILEY | 1,318.62 | - | 1,318.62 | Pay Period Ended 4.26.03 | Payroll |

Hauser, Inc

**Debtor In Possession Interim Statement #1**

**April 1 to April 30, 2003**

**Detail Sheet F; Cash Disbursements**

| | Check No. | Check Date | Vendor Name | Hauser | BIE | Amount | Description | Category |
|---|---|---|---|---|---|---|---|---|
| 139 | 003138 | 4/29/2003 | ANTHONY DEL VICARIO | 2,005.72 | - | 2,005.72 | Pay Period Ended 4.26.03 | Payroll |
| 140 | 003139 | 4/29/2003 | KLAUS SCHEKAHN | 2,159.13 | - | 2,159.13 | Pay Period Ended 4.26.03 | Payroll |
| 141 | 003140 | 4/30/2003 | ROCKY MTN SUPPLY | 220.77 | - | 220.77 | Equipment Repair/ Supplies | All Other Expenses |
| 142 | W401A | 4/1/2003 | ADP, INC. | 63,120.98 | - | 63,120.98 | Pay Period Ended 3.28.03 | Payroll |
| 143 | W408A | 4/8/2003 | ADP, INC. | 29,972.34 | - | 29,972.34 | Pay Period Ended 4.5.03 | Payroll |
| 144 | Pyrll Chks | 4/8/2003 | Employee Paychecks | 7,218.38 | - | 7,218.38 | Pay Period Ended 4.5.03 | Payroll |
| 145 | W41003 | 4/10/2003 | PAT VITAMINS, INC. | - | 64,640.00 | 64,640.00 | Inventory | Inventory |
| 146 | W411A | 4/11/2003 | BAJAJ HEALTHCARE | - | 10,760.00 | 10,760.00 | Inventory | Inventory |
| 147 | W414A | 4/14/2003 | AIDP INC. | - | 11,375.00 | 11,375.00 | Inventory | Inventory |
| 148 | W41503 | 4/15/2003 | PUTNAM CORPORATE SERVICES | 2,252.98 | - | 2,252.98 | Paydate 4.4.03 401K Cont. | All Other Expenses |
| 149 | W415A | 4/15/2003 | BIO DAR, LTD | - | 30,991.80 | 30,991.80 | Inventory | Inventory |
| 150 | W4-15B | 4/15/2003 | PUTNAM CORPORATE SERVICES | 2,125.55 | - | 2,125.55 | Paydate 4.11.03 401k Cont. | All Other Expenses |
| 151 | W415B | 4/15/2003 | FLAROMA, INC. | - | 43,302.80 | 43,302.80 | Inventory | Inventory |
| 152 | W415C | 4/15/2003 | MERIDIAN TRADING CO. | - | 15,467.55 | 15,467.55 | Inventory | Inventory |
| 153 | W415D | 4/15/2003 | LALILAB, INC. | - | 11,250.00 | 11,250.00 | Inventory | Inventory |
| 154 | W415E | 4/15/2003 | INDFRAG LIMITED | | 2,800.00 | 2,800.00 | Inventory | Inventory |
| 155 | W415F | 4/15/2003 | DANSTAR FERMENT A.G. | - | 5,740.00 | 5,740.00 | Inventory | Inventory |
| 156 | W415G | 4/15/2003 | SHANGHAI MEDICINES & HEALTH | - | 42,375.00 | 42,375.00 | Inventory | Inventory |
| 157 | W415H | 4/15/2003 | ADP, INC. | 28,410.21 | - | 28,410.21 | Pay Period Ended 4.12.03 | Payroll |
| 158 | Pyrll Chks | 4/15/2003 | Employee Paychecks | 7,584.88 | - | 7,584.88 | Pay Period Ended 4.12.03 | Payroll |
| 159 | W41603 | 4/16/2003 | PAT VITAMINS, INC. | - | 1,850.00 | 1,850.00 | Inventory | Inventory |
| 160 | W41703 | 4/17/2003 | PUTNAM CORPORATE SERVICES | 1,985.78 | - | 1,985.78 | Paydate 4.18.03 401k Cont. | All Other Expenses |
| 161 | W41703 | 4/17/2003 | BYRON CHEMICAL COMPANY | - | 7,475.00 | 7,475.00 | Inventory | Inventory |
| 162 | W417B | 4/17/2003 | SHANGHAI MEDICINES & HEALTH | - | 130,800.00 | 130,800.00 | Inventory | Inventory |
| 163 | W417C | 4/17/2003 | BI NUTRACEUTICALS | - | 150,000.00 | 150,000.00 | Zuelling Cost Sharing | Zuellig Cost Sharing |
| 164 | W41803 | 4/18/2003 | A.I. CREDIT CORP | 62,139.26 | - | 62,139.26 | Business Insurance | Insurance |
| 165 | W41803 | 4/18/2003 | QINGDAO JIAONAN BRIGHT MOON | - | 25,135.00 | 25,135.00 | Inventory | Inventory |
| 166 | W422C | 4/22/2003 | ADP, INC. | 32,301.56 | - | 32,301.56 | Pay Period Ended 4.19.03 | Payroll |
| 167 | Pyrll Chks | 4/22/2003 | Employee Paychecks | 7,023.63 | - | 7,023.63 | Pay period Ended 4.19.03 | Payroll |
| 168 | W422A | 4/22/2003 | MB NORTH AMERICA, INC. | - | 21,600.00 | 21,600.00 | Inventory | Inventory |
| 169 | W422B | 4/22/2003 | SHANGHAI FREEMAN INT'L | - | 75,000.00 | 75,000.00 | Inventory | Inventory |
| 170 | W423A | 4/23/2003 | BI NUTRACEUTICALS | - | 8,572.00 | 8,572.00 | Inventory | Inventory |
| 171 | W42403 | 4/24/2003 | PUTNAM CORPORATE SERVICES | 2,262.56 | - | 2,262.56 | Paydate 4.25.03 401k Cont. | All Other Expenses |
| 172 | W424A | 4/24/2003 | PAT VITAMINS, INC. | - | 36,325.00 | 36,325.00 | Inventory | Inventory |
| 173 | W424B | 4/24/2003 | US NUTRACEUTICAL | - | 87,120.00 | 87,120.00 | Inventory | Inventory |
| 174 | W424C | 4/24/2003 | FLAROMA, INC. | - | 25,386.34 | 25,386.34 | Inventory | Inventory |
| 175 | W424D | 4/24/2003 | CORAL INC. | - | 191,250.00 | 191,250.00 | Inventory | Inventory |
| 176 | W424E | 4/24/2003 | MARTIN BAUER GROUP | - | 27,386.00 | 27,386.00 | Inventory | Inventory |
| 177 | W424F | 4/24/2003 | MB NORTH AMERICA, INC. | - | 6,510.00 | 6,510.00 | Inventory | Inventory |
| 178 | W424G | 4/24/2003 | QINGDAO JIAONAN BRIGHT MOON | | 25,135.00 | 25,135.00 | Inventory | Inventory |
| 179 | W424G | 4/24/2003 | PREMIUM PROCESSING CORP | - | 4,870.00 | 4,870.00 | Inventory | Inventory |
| 180 | W425B | 4/25/2003 | MIDWEST GRAIN | 30,786.75 | - | 30,786.75 | Inventory | Inventory |
| 181 | W425C | 4/25/2003 | WATKINS FREIGHT DEPARTMENT | - | 10,000.00 | 10,000.00 | Inventory | Inventory |
| 182 | W425A | 4/25/2003 | MB NORTH AMERICA, INC. | - | 3,550.00 | 3,550.00 | Inventory | Inventory |
| 183 | W428A | 4/28/2003 | CORAL INC. | - | 38,250.00 | 38,250.00 | Inventory | Inventory |
| 184 | W429A | 4/29/2003 | PUTNAM CORPORATE SERVICES | 2,163.31 | - | 2,163.31 | Paydate 5.1.03 401k Cont. | All Other expenses |

## Hauser, Inc
## Debtor In Possession Interim Statement #1
## April 1 to April 30, 2003
## Detail Sheet F; Cash Disbursements

| | Check No. | Check Date | Vendor Name | Hauser | BIE | Amount | Description | Category |
|---|---|---|---|---|---|---|---|---|
| 185 | W429B | 4/29/2003 | ADP, INC. | 31,244.54 | - | 31,244.54 | Pay Period Ended 4.26.03 | Payroll |
| 186 | Pyrll Chks | 4/29/2003 | Employee Paychecks | 5,975.99 | - | 5,975.99 | Pay Period Ended 4.26.03 | Payroll |
| 187 | W430A | 4/30/2003 | CORAL INC. | - | 94,000.00 | 94,000.00 | Inventory | Inventory |
| 188 | W430B | 4/30/2003 | PAT VITAMINS, INC. | - | 5,700.00 | 5,700.00 | Inventory | Inventory |
| 189 | W430C | 4/30/2003 | AIDP INC. | - | 17,962.50 | 17,962.50 | Inventory | Inventory |
| 190 | W430D | 4/30/2003 | SHANGHAI FREEMAN INT'L | - | 28,500.00 | 28,500.00 | Inventory | Inventory |
| 191 | W430D | 4/30/2003 | SHANGHAI MEDICINES & HEALTH | - | 177,150.00 | 177,150.00 | Inventory | Inventory |
| 192 | W430E | 4/30/2003 | BI NUTRACEUTICALS | - | 150,000.00 | 150,000.00 | Zuelling Cost Sharing | Zuellig Cost Sharing |
| 193 | | 4/30/2003 | Check & Bank charges | - | 130.50 | 130.50 | Bank fees | All Other Expenses |
| | | | | | | | | |
| | | | **Total Cash Disbursements** | **499,633.53** | **1,644,125.64** | **2,143,759.17** | | |

COPY

Office of the United States Trustee

| In re: Hauser Technical Services, Inc.<br>A Delaware Corporation<br>Debtor<br>Chapter 11 Case No: LA 03-18798-BB | Debtor in Possession Interim Statement<br>Statement Number: 1<br>For the period-<br>FROM: April 1, 2003<br>TO: April 30, 2003 |
|---|---|

| CASH ACTIVITY ANALYSIS (Cash Basis Only) | | | | General Account | Payroll Account | Tax Account |
|---|---|---|---|---|---|---|
| A. Total Receipts per all Prior Interim Statements | | | | - | - | - |
| B. Less: Total Disbursements per all Prior Statements | | | | - | - | - |
| C. Beginning Balance (A less B) | | | | 15,999 | - | - |
| D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary) | | | | | | |
| 4/2/2003 | Accounts Receivable Collections | | | 288,020 | | |
| 4/11/2003 | Accounts Receivable Collections | | | 16,149 | | |
| 4/18/2003 | Accounts Receivable Collections | | | 25,178 | | |
| 4/25/2003 | Accounts Receivable Collections | | | 202,102 | | |
| 4/30/2003 | Accounts Receivable Collections | | | 19,851 | | |
| From Detail Sheet "D" | | | | 0 | 21,311 | - |
| TOTAL RECEIPTS THIS PERIOD (D): | | | | 551,299 | 21,311 | - |
| E. Balance Available (C plus D) | | | | 567,298 | 21,311 | - |
| F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed) | | | | | | |
| 4/9/2003 | ZBA Transfer | Payroll / Pay Date 4-10 Checks | | 5,297 | 5,297 | |
| 4/16/2003 | ZBA Transfer | Payroll / Pay Date 4-17 Checks | | 5,220 | 5,220 | |
| 4/22/2003 | ZBA Transfer | Payroll / Pay Date 4-24 Checks | | 6,027 | 6,027 | |
| 4/29/2003 | ZBA Transfer | Payroll / Pay Date 5-2 Checks | | 4,767 | 4,767 | |
| From Detail Sheet "F" | | | | 307,820 | 0 | - |
| TOTAL DISBURSEMENTS HIS PERIOD (F): | | | | 329,130 | 21,311 | - |
| G. Ending Balance (E less F) | | | | 238,168 | 0 | - |

| H. Depositories | Depository Name | Depository Location | Account Number |
|---|---|---|---|
| (1) General Account | Wells Fargo Bank - Los Angeles, CA | | 4945 063840 |
| (2) Payroll Account | Wells Fargo Bank - Los Angeles, CA | | 4945 086361 |
| (3) Tax Account | none | | |

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

| Type | Location | |
|---|---|---|
| Petty Cash | Denver, CO | not to exceed $1000 |

I, (Print Name:) Thomas W. Hanlon ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: 5/13/03

Debtor In Possession or Trustee Signature
Secretary / Treasurer

Office of the United States Trustee

| In re: Hauser Technical Services, Inc. | |
|---|---|
| A Delaware Corporation | |
| | Debtor |
| Chapter 11 Case No: | LA 03-18798-BB |

| Debtor In Possession Interim Statement | | |
|---|---|---|
| Statement Number: | | 1 |
| For the period- | | |
| | FROM: | 4/1/2003 |
| | TO: | 4/30/2003 |

| Date of Receipt | Description | | General Account | Payroll Account | Tax Account |
|---|---|---|---|---|---|
| 4/9/2003 | ZBA Transfer | Payroll / Pay Date 4-10 Checks | | 5,297 | |
| 4/16/2003 | ZBA Transfer | Payroll / Pay Date 4-17 Checks | | 5,220 | |
| 4/22/2003 | ZBA Transfer | Payroll / Pay Date 4-24 Checks | | 6,027 | |
| 4/29/2003 | ZBA Transfer | Payroll / Pay Date 5-2 Checks | | 4,767 | |
| TOTAL RECEIPTS on this page: (Total will automatically carry to p1) | | | 0 | 21,311 | |

Office of the United States Trustee

| In re: Hauser Technical Services, Inc. | |
|---|---|
| A Delaware Corporation | |
| | Debtor |
| Chapter 11 Case No: | LA 03-18798-BB |

| Debtor In Possession Interim Statement | |
|---|---|
| Statement Number: | 1 |
| For the period- | |
| FROM: | 4/1/2003 |
| TO: | 4/30/2003 |

| Date of Disbursement | Check Number | Payee | Purpose | General Account | Payroll Account | Tax Account |
|---|---|---|---|---|---|---|
| 4/10/2003 | 0011000 | 6800 Broadway Business Center, LLC | Rent | 30,047 | | |
| 4/10/2003 | 0011001 | Agilent Technologies | Other | 189 | | |
| 4/10/2003 | 0011002 | Aramark | Other | 50 | | |
| 4/10/2003 | 0011003 | Denver Reserve | Employee benefits | 1,051 | | |
| 4/10/2003 | 0011004 | Denver Valve & Fitting Co. | Other | 59 | | |
| 4/10/2003 | 0011005 | Iron Mountain | Storage | 96 | | |
| 4/10/2003 | 0011006 | Neopost Leasing (San Francisco) | Other | 212 | | |
| 4/10/2003 | 0011007 | Orkin Exterminating | Other | 66 | | |
| 4/10/2003 | 0011008 | Pure Water Solutions, Inc. | Other | 271 | | |
| 4/10/2003 | 0011009 | Quantum Analytics | Laboratory Services | 5,719 | | |
| 4/10/2003 | 0011010 | Qwest 230M | Other | 138 | | |
| 4/10/2003 | 0011011 | Qwest Internet Solutions | Other | 50 | | |
| 4/10/2003 | 0011012 | Service Uniform Rental - DV | Other | 66 | | |
| 4/10/2003 | 0011013 | Todd Klimkowsky | Other | 44 | | |
| 4/10/2003 | 0011014 | VirTis Company | Equip Rental | 1,613 | | |
| 4/10/2003 | 0011015 | Woodspear Properties | Rent | 17,535 | | |
| 4/10/2003 | 0011016 | Jackie L. Nelson | Expenses | 67 | | |
| 4/10/2003 | 0011017 | Janelle Bailey | Expenses | 41 | | |
| 4/10/2003 | 0011018 | Keith Jepsen | Environmental services | 625 | | |
| 4/10/2003 | 0011019 | Margaret Thompson | Expenses | 186 | | |
| 4/10/2003 | 0011020 | Robert A. Gordon | Expenses | 92 | | |
| 4/10/2003 | 0011021 | Robin Proctor | Expenses | 280 | | |
| 4/10/2003 | 0011022 | Rodney B. McKeever | Expenses | 61 | | |
| 4/10/2003 | 0011023 | Todd Klimkowsky | Expenses | 58 | | |
| 4/14/2003 | 0011024 | Jefferson Pilot Financial Insurance Co. | Employee benefits | 104 | | |
| 4/15/2003 | 0011025 | Cain Travel Group, Inc. | Airline Tickets | 930 | | |
| 4/15/2003 | 0011026 | Sigma-Aldrich | Other | 303 | | |
| 4/16/2003 | 0011027 | Airgas Dry Ice | Other | 36 | | |
| 4/16/2003 | 0011028 | Fisher Scientific | Other | 67 | | |
| 4/16/2003 | 0011029 | Helen Robertson | Expenses | 268 | | |
| 4/16/2003 | 0011030 | Lab Safety Supply, Inc. | Other | 26 | | |
| 4/16/2003 | 0011031 | Matthew J. Duggan | Expenses | 61 | | |
| 4/16/2003 | 0011032 | Orkin Exterminating | Other | 64 | | |
| 4/16/2003 | 0011033 | QWEST - 469B | Other | 479 | | |
| 4/16/2003 | 0011034 | Restek Corporation | Other | 100 | | |
| 4/16/2003 | 0011035 | RockyNet.com, Inc. | Internet Service | 900 | | |
| 4/16/2003 | 0011036 | UDI, The Sandwichman | Other | 98 | | |
| 4/16/2003 | 0011037 | V W R Scientific, Inc. | Lab Supplies | 7,835 | | |
| 4/16/2003 | 0011038 | Industrial Chemicals Corporation | Other | 200 | | |
| 4/16/2003 | 0011039 | Denver Reserve | Employee benefits | 526 | | |
| 4/17/2003 | 0011040 | Cain Travel Group, Inc. | Airline Tickets | 753 | | |
| 4/22/2003 | 0011041 | American Concessions | Other | 173 | | |
| 4/24/2003 | 0011042 | Aetna (Dental) | Employee benefits | 2,570 | | |
| 4/24/2003 | 0011043 | Airgas Dry Ice | Other | 211 | | |
| 4/24/2003 | 0011044 | Allen N. Quick, Jr. | Expenses | 67 | | |
| 4/24/2003 | 0011045 | Aramark | Other | 83 | | |
| 4/24/2003 | 0011046 | Beck Sales, Inc. | Other | 108 | | |
| 4/24/2003 | 0011047 | Beckman Coulter | Other | 30 | | |
| 4/24/2003 | 0011048 | Ben Hughes | Expenses | 66 | | |
| 4/24/2003 | 0011049 | Biotest Diagnostics Corporation | Other | 182 | | |
| 4/24/2003 | 0011050 | CGLIC-Phoenix EASC | Employee benefits | 22,678 | | |
| 4/24/2003 | 0011051 | Christian Sumner | Expenses | 127 | | |
| 4/24/2003 | 0011052 | Cole-Parmer Instrument Co. | Lab Supplies | 1,096 | | |
| 4/24/2003 | 0011053 | Cummins Rocky Mountain, Inc. | Other | 201 | | |

Office of the United States Trustee

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor

Chapter 11 Case No: LA 03-18798-BB

**Debtor In Possession Interim Statement**
Statement Number: 1
For the period-
FROM: 4/1/2003
TO: 4/30/2003

| Date of Disbursement | Check Number | Payee | Purpose | General Account | Payroll Account | Tax Account |
|---|---|---|---|---|---|---|
| 4/24/2003 | 0011054 | Deluxe Business Forms & Supplies | Other | 263 | | |
| 4/24/2003 | 0011055 | Denver Reserve | Employee benefits | 526 | | |
| 4/24/2003 | 0011056 | Edward Babaian | Expenses | 22 | | |
| 4/24/2003 | 0011057 | Federal Express | Other | 111 | | |
| 4/24/2003 | 0011058 | Fisher Scientific | Lab Supplies | 2,408 | | |
| 4/24/2003 | 0011059 | Galbraith Laboratories, Inc. | Other | 579 | | |
| 4/24/2003 | 0011060 | Gamini J. Jayatilake | Other | 29 | | |
| 4/24/2003 | 0011061 | Gold Star Building Maintenance, Inc. | Maintenance | 1,700 | | |
| 4/24/2003 | 0011062 | Ikon Office Solutions | Other | 196 | | |
| 4/24/2003 | 0011063 | Industrial Chemicals Corporation | Lab Supplies | 1,324 | | |
| 4/24/2003 | 0011064 | INFOTRAK, Inc. | Other | 370 | | |
| 4/24/2003 | 0011065 | Jeff Zadrozny | Expenses | 76 | | |
| 4/24/2003 | 0011066 | Lab Safety Supply, Inc. | Other | 98 | | |
| 4/24/2003 | 0011067 | Linweld, Inc. | Other | 516 | | |
| 4/24/2003 | 0011068 | Nelson Laboratories, Inc. | Other | 230 | | |
| 4/24/2003 | 0011069 | Orkin Exterminating | Other | 130 | | |
| 4/24/2003 | 0011070 | Pure Water Solutions, Inc. | Other | 93 | | |
| 4/24/2003 | 0011071 | QA Balance Services, Inc. | Equip. Maintenance | 918 | | |
| 4/24/2003 | 0011072 | Qwest - 612B | Other | 49 | | |
| 4/24/2003 | 0011073 | Qwest 231B | Telephone | 1,004 | | |
| 4/24/2003 | 0011074 | Restek Corporation | Other | 354 | | |
| 4/24/2003 | 0011075 | Richard S. Neal | Computer network cons | 3,250 | | |
| 4/24/2003 | 0011076 | Robert A. Gordon | Expenses | 10 | | |
| 4/24/2003 | 0011077 | Rodney B. McKeever | Expenses | 175 | | |
| 4/24/2003 | 0011078 | Service Uniform Rental - DV | Other | 230 | | |
| 4/24/2003 | 0011079 | Sigma-Aldrich | Other | 59 | | |
| 4/24/2003 | 0011080 | Tri-R Systems, Inc. | Other | 58 | | |
| 4/24/2003 | 0011081 | ULINE | Other | 383 | | |
| 4/24/2003 | 0011082 | USFilter | Other | 87 | | |
| 4/24/2003 | 0011083 | V W R Scientific, Inc. | Lab Supplies | 4,003 | | |
| 4/24/2003 | 0011084 | Vacuum Research Corp | Other | 291 | | |
| 4/24/2003 | 0011085 | W W Grainger, Inc. | Other | 111 | | |
| 4/24/2003 | 0011086 | Waters Corporation | Lab Supplies | 3,274 | | |
| 4/30/03 | 11087 | Toledo Glass | Other | 164 | | |
| 4/16/2003 | Wire Transf | Payroll / Putnam Wire Trnsf PD 4-03 | Payroll | 2,365 | | |
| 4/16/2003 | Wire Transf | Payroll / Putnam Wire Trnsf PD 4-10 | Payroll | 2,852 | | |
| 4/16/2003 | Wire Transf | Payroll / Putnam Wire Trnsf PD 4-17 | Payroll | 2,858 | | |
| 4/25/2003 | Wire Transf | Payroll / Putnam Wire Trnsf PD 4-24 | Payroll | 2,889 | | |
| 4/30/2003 | Wire Transf | Payroll / Putnam Wire Trnsf PD 5-1 | Payroll | 2,899 | | |
| 4/22/2003 | Wire Transf | Bank Fees | Other | 20 | | |
| 4/21/2003 | Wire Transf | ADP Processing Fee 4-4 | Payroll | 230 | | |
| 4/21/2003 | Wire Transf | ADP Processing Fee 4-11 | Payroll | 228 | | |
| 4/21/2003 | Wire Transf | ADP Processing Fee 4-24 | Payroll | 283 | | |
| 4/30/2003 | Wire Transf | ADP Processing Fee 4-18 | Payroll | 238 | | |
| 4/9/2003 | Wire Transfer | Payroll / Pay Date 4-10 Direct Deposit | Payroll | 41,978 | | |
| 4/16/2003 | Wire Transfer | Payroll / Pay Date 4-17 Direct Deposit | Payroll | 42,674 | | |
| 4/22/2003 | Wire Transfer | Payroll / Pay Date 4-24 Direct Deposit | Payroll | 43,333 | | |
| 4/29/2003 | Wire Transfer | Payroll / Pay Date 5-2 Direct Deposit | Payroll | 42,927 | | |
| | | | | | | |
| | | | | | | |
| TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1) | | | | 307,820 | 0 | |